Grand Distribution Services, LLC ♦ 803 West Michigan Street ♦ Milwaukee, WI 53233

April 11, 2012

VIA EDGAR TRANSMISSION

Mr. Bo Howell
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549

Re:	Investment Managers Series Trust – Palmer Square/SSI Hedged Convertible Income Strategy Fund
Request for Acceleration

Dear Mr. Howell:

As the principal underwriter of the Investment Managers Series Trust (the “Trust”), and pursuant to the Securities and Exchange Commission’s authority under Rule 461(a) and Rule 488(a) of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), we request that effectiveness of Post-Effective Amendment No. 242 under the Securities Act and Post-Effective Amendment No. 250 under the Investment Company Act of 1940, as amended, filed on Form N-1A on behalf of the Trust on April 11, 2012 be accelerated to April 17, 2012.

Very truly yours,
GRAND DISTRIBUTION SERVICES, LLC

By:	/s/ Robert Tuszynski
Name:	Robert Tuszynski
Title:	President

INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, WI 53233

April 11, 2012

VIA EDGAR TRANSMISSION

Mr. Bo Howell
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549

Re:	Investment Managers Series Trust – Palmer Square SSI Hedged Convertible Income Strategy Fund
Request for Acceleration

Dear Mr. Howell:

Pursuant to the Securities and Exchange Commission’s authority under Rule 461(a) and Rule 488(a) of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), we request that effectiveness of Post-Effective Amendment No. 242 under the Securities Act and Post-Effective Amendment No. 250 under the Investment Company Act of 1940, as amended, filed on Form N-1A on behalf of the Trust on April 11, 2012 be accelerated to April 17, 2012.

Very truly yours,
Investment Managers Series Trust

By:	/s/ John Zader
John Zader
President